Filed under Rule 433

Registration No. 333-159085

FINAL TERMS AND CONDITIONS

July 29, 2009

Capital One Capital V

$1,000,000,000 10.25% Cumulative Trust Preferred Securities

($1,000 Liquidation Amount)

fully and unconditionally guaranteed, as described in the prospectus supplement, by

Capital One Financial Corporation

Issuer :	Capital One Capital V (the “Trust”), a Delaware statutory trust, the sole asset of which will be junior subordinated debt securities issued by Capital One Financial Corporation (“Capital One”). Capital One will own all common securities of the Trust.

Expected Issue Ratings:	Moody’s Investors Service: Baa2 (negative outlook) Standard & Poor’s: BB (negative outlook) Fitch: BBB (negative outlook)

Securities Offered:	$1,000,000,000 10.25% Cumulative Trust Preferred Securities

Liquidation Amount:	$1,000 per trust preferred security

Initial Offer Price:	$988.46 per trust preferred security

Pricing Date:	July 29, 2009

Settlement Date:	August 5, 2009

Maturity Date:	August 15, 2039

Distributions:	10.25% payable semi-annually in arrears on February 15 and August 15 of each year beginning February 15, 2010.

Deferral Provision:	The Trust will defer payments on the trust preferred securities for up to five years if Capital One defers payments on the underlying junior subordinated debt securities. Payments cannot be deferred beyond the maturity date of the junior subordinated debt securities on August 15, 2039. Distributions on the trust preferred securities will continue to accumulate at the same applicable annual rate compounded from the relevant interest payment date during the deferral period. With certain exceptions, during a deferral period, Capital One and its subsidiaries will not be permitted to: (1) declare or pay any dividends or distributions or redeem, purchase, acquire or make a liquidation payment on any shares of Capital One’s capital stock or the capital stock of its subsidiaries, (2) make any payments of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities (including other junior subordinated debt securities or other junior subordinated debt) issued by Capital One that rank equally with or junior in interest to the junior subordinated debt securities, or (3) make any guarantee payments on any guarantee of debt securities of any of Capital One’s subsidiaries (including under other guarantees of junior subordinated debt securities or other junior subordinated debt) if the guarantee ranks equally with or junior in interest to the junior subordinated debt securities.

Optional Redemption:	Capital One may redeem the junior subordinated debt securities (i) in whole or in part at any time after August 15, 2014 at the applicable make-whole redemption price equal to the greater of 100% of the principal amount of the junior subordinated debt securities or the present value of scheduled payments of principal and interest from the redemption date to the stated maturity date, on the junior subordinated debt securities being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury rate plus a spread of 0.75%, in each case, plus accrued and unpaid interest to the redemption date, and (ii) in whole but not in part within 90 days of the occurrence of certain changes relating to the tax or capital treatment of the trust preferred securities at a redemption price of the aggregate principal amount of the junior subordinated debt securities to be redeemed plus accrued and unpaid interest at the date of redemption, in each case subject to the prior approval of the Federal Reserve Board. The proceeds from any redemption of the junior subordinated debt securities will be applied to redeem the trust preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated notes being redeemed.

CUSIP/ISIN:	14043CAB9 / US14043CAB90

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC Morgan Stanley & Co. Incorporated

Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. RBS Securities Inc. Wells Fargo Securities, LLC The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Banc of America Securities LLC toll-free at 1-800-294-1322.